GUARDION HEALTH SCIENCES, INC.

15150 Avenue of Science, Suite 200

San Diego, CA 92128

December 21, 2016

Irene Paik, Esq.

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guardion Health Sciences, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Last Filed December 16, 2016
File No. 333-209488

Accelerated Request

Requested Date:	December 27, 2016
Requested Time:	10:00 A.M. Eastern Time

Dear Ms. Paik:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Guardion Health Sciences, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-1 effective as of the Requested Date and Requested Time set forth above, or as soon thereafter as is possible.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

U.S. Securities and Exchange Commission

December 21, 2016

●	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by telephone call to Elliot Lutzker (646-428-3210).

GUARDION HEALTH SCIENCES, INC.

By:	/s/ Michael Favish
Michael Favish
Chief Executive Officer